SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 AMENDMENT NO. 1
                                 ---------------

                       The Securities Exchange Act of 1934

                                 MediaWorx, Inc.
                                 ---------------
                   (formerly Advanced Gaming Technology, Inc.
                   ------------------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                           (Title Class of Securities)

                                    00753F402
                                    ---------
                                 (CUSIP Number)

                              Carl N. Duncan, Esq.
                              5718 Tanglewood Drive
                            Bethesda, Maryland 20817
                                 (301) 263-0200
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 1, 2003
                                 --------------
             (Date of Event Which Requires Filing of This Statement)


------------------------------------------------------------------ ---------------------------------------------------
(1) Name of Reporting Entity / I.R.S. Identification Number          PowerHouse Management Group, Inc./ 46-0503911
------------------------------------------------------------------ ---------------------------------------------------
(2) Check the appropriate box if may be deemed member of a           (a) N/A
group                                                              ---------------------------------------------------
                                                                     (b)  Reporting Entity Disclaims Being Member
                                                                      of Group
(3) SEC use only .............................................
------------------------------------------------------------------ ---------------------------------------------------
(4) Source of funds (see instructions)........................        WC
------------------------------------------------------------------ ---------------------------------------------------
(5) Check if disclosure of legal proceedings is required
 pursuant to Items 2(d) or 2(e).                                      N/A
------------------------------------------------------------------ ---------------------------------------------------
(6) Citizenship or place of organization......................        Nevada
------------------------------------------------------------------ ---------------------------------------------------
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power w/ principals...........................        0 (See Item 4)
(8) Shared voting power ......................................        0
(9) Sole dispositive power ...................................        119,098
(10) Shared dispositive power ................................        0
------------------------------------------------------------------ ---------------------------------------------------
(11) Aggregate amount beneficially owned by the Reporting
Entity                                                                119,098 (See Item 4)
------------------------------------------------------------------ ---------------------------------------------------
(12) Check if the aggregate  amount in Row (11) excludes  certain
shares (see instructions).                                            N/A
------------------------------------------------------------------ ---------------------------------------------------
(13) Percent of class represented by amount in Row (11) ......        1.5% (See Item 5)
------------------------------------------------------------------ ---------------------------------------------------
(14) Type of reporting person (see instructions)..............        C0
------------------------------------------------------------------ ---------------------------------------------------




ITEM 1. SECURITY AND ISSUER.
----------------------------

         (a) Title of Class:                       Common Stock
         (b) Name and Address of Issuer:           MediaWorx, Inc.
                                                   (formerly Advanced Gaming technology, Inc.)
                                                   1895 Preston White drive--Suite 250
                                                   Reston, Virginia 20191
         (c) Trading Symbol:                       MEWX (formerly ADVI and then AGMA)

ITEM 2. IDENTITY AND BACKGROUND OF THE REPORTING ENTITY.
--------------------------------------------------------

         (a) Name:                                 PowerHouse Investment Management Group, Inc.
         (b) Business Address                      24156 1H 10 West--Suite 217125
                                                   San Antonio, Texas 78257
         (c) Occupation:                           N/A since Reporting Entity is corporation
         (d) Conviction:                           N/A to Reporting Entity and its principals
         (e) Civil Proceedings:                    N/A to Reporting Entity and its principals
         (f)  State of Incorporation:              Nevada



ITEM 3. N/A
-----------

Item 4.  Purpose of Filing.
---------------------------

The Reporting Entity has sole dispositive power over 119,098 common shares of the Issuer (not 119,097 as previously reported). However, Gary L. Cain has recently been granted sole voting power over such 119,098 shares.

Concurrently, Mr. Cain is individually filing a Schedule 13D with regard to his ability to vote shares of not only the Reporting Entity but also Diamond Capital, L.L.C., Quest Capital Resources, L.L.C. and Solar Satellite Communications, Inc. He is making this concurrent Schedule 13D filing for the aggregate 21,869,098 common shares of the Issuer owned by the indicated Reporting Entities since beneficial ownership is defined to include the power to vote or direct the voting of such security.

This Amendment No. 1, besides reflecting Mr. Cain's ability to vote or direct the voting of the indicated aggregate common shares of the Issuer by the several reporting Entities, is also intended to reflect that Mr. Cain has the sole voting power.

In all other materials respects this Schedule is unchanged from its original, filed on or about July 1, 2003.

Other than as described in this Schedule 13D, the Reporting Entity is not aware of any plans or proposals which would result in the acquisition by any person of additional securities of Issuer or the disposition of securities of the Issuer; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer, including any place or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's Board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; any changes in Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or any action similar to any of those enumerated above.


Item 5. Interest in Securities of the Issuer.
--------------------------------------------

         (a) Aggregate Number and %:  119,098 Common Shares, 1.5%
         (b) Power to Dispose of Shares: 119,098 Common Shares, none of which are the subject of shared power to dispose of.
         (c) Power to Vote Shares:  119,098
         (d) Transactions Within Prior 60 Days: No transactions have been effected between the Issuer and the Reporting Entity beyond those described in
Item 4 specifically  and this Schedule 13D generally.  Information  contained in
Item 4 (as well as the Schedules 13D filed respectively by Mr. Cain, Diamond and Quest) above is hereby incorporated by reference.


Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to
--------------------------------------------------------------------------------
Securities of the Issuer.
------------------------

Other than the foregoing, there are no contracts, arrangements, understandings or relationships not described herein.

Item 7. Material to be Filed as Exhibits.

None
                                    Signature


After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D Amendment No. 1 on behalf of PowerHouse Investment Management Group , Inc. and its sole principal executing below, is true, complete and correct.



Dated:  March 23, 2004                      /s/ Gary L. Cain
                                            ----------------------------------
                                                Gary L. Cain, Chairman and CEO